This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of Bema Gold Corporation at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Secretary of Bema Gold Corporation at the above mentioned address and telephone number.

Short Form Prospectus

New Issue	November 12, 2004

BEMA GOLD CORPORATION

Cdn$100,010,000
27,400,000 Shares

This short form prospectus qualifies the distribution of an aggregate of 27,400,000 common shares (the “Shares”) of Bema Gold Corporation (the “Company” or “Bema”) at a price of Cdn$3.65 per share for gross proceeds to the Company of $100,010,000 pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into between the Company and each of GMP Securities Ltd., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, CIBC World Markets Inc., Haywood Securities Inc., and Orion Securities Inc. (collectively, the “Underwriters”). The price per Share was determined by negotiation between the Company and the Underwriters. The Company has also granted to the Underwriters an option (the “Option”), exercisable in whole or in part until 24 hours prior to closing of the offering, to purchase up to an additional 6,850,000 Shares (“Additional Shares”) at the offering price set forth above for further gross proceeds of up to Cdn$25,002,500. A purchaser who acquires Additional Shares from the Underwriters upon the exercise of the Option by the Underwriters acquires those Additional Shares under this short form prospectus and will receive a copy of it. The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (“TSX”), the American Stock Exchange (“AMEX”) and the Alternative Investment Market of the London Stock Exchange (“AIM”). On October 25, 2004, the last trading day before the announcement of the offering, the closing price of the Company’s common shares on the TSX was Cdn$3.81.

- ii -

Price: Cdn$3.65 per Share

Proceeds to the
	Price to Public	Underwriters’ Fees (1)	Company(2)

Per Share	Cdn$3.65	Cdn$0.18	Cdn$3.47

Total(3)	Cdn$100,010,000	Cdn$5,000,500	Cdn$95,009,500

Total if Option Fully	Cdn$125,012,500	Cdn$6,250,625	Cdn$118,761,875
Exercised(3)

(1)	The Company has agreed to pay to the Underwriters a cash commission equal to 5.0% of the gross proceeds realized from the sale of Shares and any Additional Shares.
(2)	Before deducting expenses of the offering, estimated to be Cdn$150,000.
(3)
The Company has granted to the Underwriters an Option exercisable, in whole or in part, until 24 hours prior to closing of the offering, to purchase up to an additional 6,850,000 Additional Shares at a price of Cdn.$3.65 per Additional Share.

The Underwriters, as principals, conditionally offer the Shares (including any Additional Shares which may be issued upon the exercise of the Option) subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP and Axium Law Group, counsel for the Company, and by Stikeman Elliott LLP, counsel for the Underwriters.

This short form prospectus qualifies the distribution of the Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option and the Additional Shares issued upon the exercise of the Option (see “Plan of Distribution”).

The TSX has conditionally approved the listing of the Shares and Additional Shares to be distributed under this short form prospectus subject to the Company fulfilling all of the listing requirements of the TSX. The Company has also applied to list the Shares and Additional Shares on the AMEX and AIM.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates for the Shares and Additional Shares, if any, are expected to be available for delivery at closing of the offering which will take place on or about November 17, 2004, or such later date as may be agreed between the Company and the Underwriters.

Subject to applicable laws in connection with the offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time (see “Plan of Distribution”).

- iii –

CURRENCY & EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, unless otherwise indicated, all references to “$” or “dollars” in this short form prospectus refer to United States dollars. References to “Cdn$” in this short form prospectus refer to Canadian dollars.

The noon rate of exchange on November 10, 2004 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.8347 United States dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards or criteria and general investment provisions, limitations, requirements (including, without limitation, the requirement that in certain cases investments be made in the best financial interest of plan members, former plan members and other beneficiaries and without undue risk of loss and with a reasonable expectation of a return thereon commensurate with the risk) and restrictions (including, without limitation, quantitative restrictions, portfolio ownership restrictions and investment and lending limits and restrictions on investments in related parties) of the statutes referred to below (and, where applicable, the regulations, guidelines and prescribed criteria thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, written procedures, guidelines or goals (and compliance therewith) and, in certain cases, the filing of such policies, standards, written procedures, statements, guidelines or goals, the securities offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)	The Insurance Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	The Pension Benefits Act (Manitoba)
Trust and Loan Companies Act (Canada)	The Trustee Act (Manitoba)
Insurance Act (Ontario)	The Pension Benefits Act, 1992 (Saskatchewan)
Loan and Trust Corporations Act (Ontario)	Trustees Act (New Brunswick)
Pension Benefits Act (Ontario)	Pension Benefits Act (New Brunswick)
Trustee Act (Ontario)	Trust and Loan Companies Act (Nova Scotia)
Employment Pension Plans Act (Alberta)	Trustee Act (Nova Scotia)
Insurance Act (Alberta)	Pension Benefits Act (Nova Scotia)
Loan and Trust Corporations Act (Alberta)	Insurance Companies Act (Newfoundland and
Financial Institutions Act (British Columbia)	Labrador)
Pension Benefits Standards Act (British Columbia)	Pension Benefits Act, 1997 (Newfoundland and
Supplemental Pension Plans Act ( Québec)	Labrador)
An Act respecting insurance (Québec) for an insurer
incorporated under the laws of the Province of
Québec, other than a guarantee fund
An Act respecting trust companies and savings
companies (Québec) for a trust corporation
investing its own funds and funds received as
deposits and a savings corporation investing its own
funds

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, and Stikeman Elliott LLP, counsel for the Underwriters, provided the Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Shares will be qualified investments for the purposes of the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”) and registered education savings plans (“RESPs”) within the meaning of such Act. Based in part on a certificate of an officer of the Company as to certain factual matters, the Shares will not, on the date hereof, constitute “foreign property” to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Income Tax Act (Canada) is applicable.

DOCUMENTS INCORPORATED BY REFERENCE

The Company files annual and quarterly financial information, material change reports and other information with the securities commissions or similar authorities in each of the provinces of Canada (collectively, the “Commissions”). The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)
the audited financial statements of EAGC Ventures Corp. (“EAGC”) and notes for the financial years March 31, 2002, 2001 and 2000, and the auditors’ report thereon, attached as Schedule “A” to the final short form prospectus of the Company dated November 28, 2002;

(b)
the unaudited interim financial statements of EAGC for the nine-month period ended December 31, 2002, attached as Schedule “B” to the final short form prospectus of the Company dated September 4, 2003;

(c)
the consolidated audited financial statements of Petrex (Proprietary) Limited and notes for the financial years ended June 30, 2002, 2001 and 2000, attached as Schedule “B” to the Company’s final short form prospectus dated November 28, 2002;

(d)
the pro -forma consolidated financial statements of the Company as at December 31, 2002, and the notes thereto, attached as Schedule “C” to the Company’s final short form prospectus dated September 4, 2003;

(e)
the consolidated audited financial statements of the Company and notes for the financial years ending December 31, 2003 and December 31, 2002 and the auditor’s report thereon together with the accompanying “Management’s Discussion and Analysis” of the Company with respect to such financial statements;

(f)	the Management Proxy Circular of the Company dated May 14, 2004 excepting those portions which, in accordance with National Instrument 44 -101, need not be incorporated by reference herein;

(g)	the Renewal Annual Information Form of the Company dated May 19, 2004;

(h)	the Material Change Report dated February 11, 2004, announcing a preliminary mineral resource from the Company’s Kupol gold and silver project in northeastern Russia;

(i)	the Material Change Report dated February 18, 2004, providing an update on the Company’s activities to December 31, 2003 and outlining the Company’s expectations for 2004;

(j)	the Material Change Report dated February 20, 2004, announcing an offering of $70 million principal amount unsecured convertible notes due February 2011;

(k)
the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2004, together with the accompanying “Management Discussion and Analysis” of the Company with respect to such financial statements;

(l)	the Material Change Report dated April 5, 2004, announcing the results of the Company’s operations for the fourth quarter and financial year ended December 31, 2003;

(m)
the Material Change Report dated April 16, 2004, reporting on results updating the capital and operating costs for the feasibility study on the Cerro Casale Deposit in Chile, originally prepared in January 2000;

(n)	the Material Change Report dated May 25, 2004, announcing the results of the Company’s operations for the first quarter ended March 31, 2004;

(o)	the Material Change Report dated May 31, 2004, announcing the results of a preliminary economic assessment for the Company’s Kupol gold and silver project in northeastern Russia;

(p)
the Material Change Report dated July 15, 2004, announcing that the Company and Arizona Star Resource Corp. (“Arizona Star”) questioned the foundation for the issuance of certificate received from Placer Dome Inc. (“Placer Dome”) regarding the financeability of the jointly held Cerro Casale project in Chile;

(q)
the Material Change Report dated August 4, 2004, announcing the conclusion of loan documentation whereby Bayerische Hypo -und Vereinsbank AG provided a $60 million bridge loan facility to the Company for the continued development of the Kupol project;

(r)	the Material Change Report dated August 23, 2004, reporting on the Company’s financial and operating results for the second quarter ended June 30, 2004;

(s)	the Material Change Report dated September 30, 2004, announcing further drilling results from the 2004 Kupol project exploration and feasibility drill program;

(t)
the Material Change Report dated October 6, 2004, with respect to the financeability of the Cerro Casale project and announcing certain agreed amendments to the shareholders’ agreement between the Company, Arizona Star and Placer Dome;

(u)	the Amended Material Change Report dated October 7, 2004 amending the Company’s October 6, 2004 Material Change Report;

(v)	the Material Change Report dated October 26, 2004, announcing the closing of a non -brokered private placement of flow-through shares of the Company; and

(w)	the Material Change Report dated October 27, 2004, announcing this offering.

All material change reports (other than confidential reports), audited financial statements and consolidated interim financial statements (unaudited), together with the accompanying Management’s Discussion and Analysis and information circulars that are required to be filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of this offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for Shares should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371. Copies of the documents are also available through the Internet on the Canadian System for Electronic Document and Retrieval (SEDAR) under the Company’s name which can be accessed at www.sedar.com. For the purpose of the Province of Quebec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, which involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile and South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in this short form prospectus as well as in the Company’s Renewal Annual Information Form and in each Management’s Discussion and Analysis, all incorporated by reference into this short form prospectus. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Forward -looking statements made in a document incorporated by reference in this short-form prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this short-form prospectus. The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

Name and Incorporation

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988. On July 19, 2002, the Company continued its corporate jurisdiction federally under the Canada Business Corporations Act and ceased to be a British Columbia company. The head office and principal place of business of the Company is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company’s registered office is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1J1.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies, and through junior public companies in which the Company is typically the largest shareholder.

Summary Description of the Business of the Company

General

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

The Company’s principal assets are summarized below.

Julietta Mine, Russia

The Company holds a 79% indirect interest in the Julietta mine, an underground gold and silver mine and conventional milling operation in the Magadan region of far eastern Russia. The remaining 21% is owned by Russian shareholders of Omsukchansk Mining and Geological Company (“OMGC”), the Russian joint stock company which owns and operates the Julietta mine.

Gold and silver production at the Julietta mine, commenced in September 2001 and commercial production was achieved effective December 1, 2001. Overall project costs at the Julietta mine were approximately $51.4 million including start-up working capital. The project was financed by an equity contribution from the Company of approximately $10.1 million, a $25 million project loan facility (fully drawn) from HVB Group and Standard Bank London Limited, a $10 million project loan (fully drawn) from the International Finance Corporation (“IFC”) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. As of October 2004, the Company has repaid in its entirety the project loan facility and $8.5 million of the IFC loan and the convertible note facility has been fully converted. The $1.5 million IFC loan which remains outstanding cannot currently be repaid without the consent of the IFC and may be extended at the IFC’s option beyond the March 31, 2005 maturity date.

The Julietta mine has now completed two full years of operations and 2003 saw production improve by 8.5% or approximately 9,300 ounces of gold and operating cash costs decrease by 7% over 2002. For 2004, the Julietta mine was budgeted to produce 102,000 ounces of gold at an operating cash cost of $135 per ounce and a total cash cost of $177 per ounce (based on a $5.25 per ounce silver credit). For the first six months of 2004, Julietta milled 78,239 tonnes of ore at an average grade of 19.79 grams per tonne gold producing 44,885 ounces of gold at an operating cost of $159 per ounce and a total cash cost of $203 per ounce. The number of ounces produced during the first quarter of 2004 was lower and operating costs higher than budgeted due to a fire in the mine warehouse that destroyed the majority of the spare parts inventory which resulted in mining and milling rates at Julietta being temporarily reduced while the spare parts were replaced. The majority of the spare parts were replaced by mid-March 2004, after which the mine ramped back up to full production. Some of the production shortfall for the first quarter of 2004 is expected to be made up over the remainder of 2004. In addition to the warehouse fire, production has been lower in 2004 than in 2003 due to the lower grade of ore being mined after the first two years of operations which was always contemplated in the Julietta mine plan and which has been partially offset by an increase in mill throughout from 400 tonnes per day to approximately 450 tonnes per day.

Based on currently estimated reserves, the Company expects production from Julietta to continue through to 2007. Over the last two years, however, the Company’s ongoing exploration program has replaced all of the ore mined at Julietta and the Company anticipates continuing to successfully convert resources into reserves in the future. The Company’s production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being upgraded with the addition of new reserves.

In this short form prospectus, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs stated for Julietta are net of silver credits from mine production.

Kupol Gold and Silver Project, Russia

The Company has the right to acquire up to a 75% interest in the high-grade Kupol gold and silver project pursuant to the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia. To date, the Company has earned a 30% interest in the Kupol property and can earn its remaining 45% on the following basis: (i) an additional 10% interest by paying $10 million and expending an additional $5 million on exploration by December 2004; and (ii) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces of gold identified in the proven and probable reserves contained in the feasibility study. The Company has been actively exploring the Kupol property and is fast-tracking the project towards a planned 2008 commencement of production, subject to completion of feasibility studies and arrangement of the required financing. Based on preliminary capital costs estimates and subject to completion of final feasibility studies, the proceeds of this offering will allow the Company to continue to advance the project on schedule and are expected to provide the majority of the equity funding required to obtain project debt financing for construction of a mine at Kupol (see “Use of Proceeds”).

During 2003, the Company spent approximately $9.8 million on an exploration program at the Kupol property which included 21,860 metres of drilling and extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, approximately $11.3 million in expenses were incurred in relation to initial engineering work and studies toward a scoping or preliminary economic assessment study, which was successfully completed in May 2004, as well as on procurement of equipment and supplies for the 2004 exploration and development program. In February 2004, the Company announced a preliminary mineral resource estimate from the Kupol project which confirms the Kupol vein system hosts a large, high-grade gold and silver deposit.

The 2004 exploration and development program at Kupol commenced in May and includes approximately 57,000 metres of drilling to further explore the property and conduct infill, reserve definition drilling. The highlights of the 2004 drilling program to date are: the extension of high-grade mineralization in the North Zone 250 metres to the north at depth; the discovery of a new wide, high-grade vein in the recently discovered multiple veins in the North Zone; the discovery of a new high-grade sub-parallel or offset vein in the South Zone; the discovery of a new high-grade ore shoot in the Central Zone; and ongoing detailed drilling in the Big Bend Zone which continues to demonstrate strong continuity of the high-grade zone. The development portion of the program also includes construction of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work and procurement of equipment for planned 2005 commencement of mine construction, subject to feasibility studies and financing. As at September 30, 2004, the Company has spent approximately $17.2 million on exploration and feasibility drilling, $3.1 million on feasibility engineering and $30.3 million on development work in 2004. The Company expects to spend approximately an additional $19 million on exploration and development by the end of December 2004. The current development plan contemplates production commencing in 2008 (subject to final feasibility studies and financing).

Drilling is also ongoing at Kupol. The Company completed most of the infill drilling in October 2004 and five of the seven drill rigs did some exploration drilling. All but three drills are now shutdown for the season. Two drills will work on detailed drilling in early November and a third drill will test exploration targets on parallel veins and in the South Zone. The three rigs will continue drilling through to mid -November 2004, or until winter weather shuts the program down.

Petrex Properties, South Africa

The Company holds indirectly, through its wholly-owned subsidiary, EAGC Ventures Corp. (“EAGC”), a 100% interest in the Petrex operating gold mines and related assets near Johannesburg, South Africa (the “Petrex Mines”).

EAGC had acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of all of the issued and outstanding shares and debt of Petmin’s wholly owned subsidiary, Petrex (Pty) Limited (“Petrex”), in October 2002 in consideration for $67 million. In order to complete the acquisition, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC completed a $40 million equity offering. On completion of the arrangement, the loan facility remained with Bema South Africa (Pty.) Ltd., a wholly owned subsidiary of EAGC. The Company has not guaranteed the loan facilities.

Petrex was at the year-end and throughout 2004 not in compliance with several of its loan covenants, which included covenants relating to maintaining a Cdn$50 million net worth requirement, the requirement to provide a five year financial budget 45 days after Petrex’s year end, and maintaining certain financial ratios, which as a result required the classification of the entire outstanding balances of the Petrex project loan and rand denominated working capital facility, totalling $31.9 million at September 30, 2004, as current liabilities. The Petrex project debt facilities are non-recourse to Bema. The Company is in advanced discussions with the project loan lenders and has requested a waiver from the lenders regarding the non-compliance of its loan covenants. The Company expects a satisfactory resolution will be worked out by the end of 2004, which will include the rescheduling of the principal repayment dates.

The Petrex Mines produced 32,183 ounces of gold during the first quarter of 2004 at a total cash cost of $384 per ounce (adjusting for gains from Rand put options) from 466,435 tonnes of ore milled at an average grade of 2.3 grams per tonne. During the second quarter of 2004, Petrex produced 29,728 ounces of gold at a total cash cost of $470 per ounce (adjusting for gains from Rand put options) from 464,595 tonnes of ore milled at an average grade of 2.28 grams per tonne resulting in an operating loss of $8.2 million for the period.

For the second half of 2004, Petrex is projected to produce 82,000 ounces of gold at a total cash cost of $357 per ounce (adjusting for gains from Rand put options) using a six Rand to one United States dollar currency assumption. Given the continued strength of the Rand, the Company intends to focus on improving the more cost-effective underground production at Petrex and phase out the open pit operations. Similarly, in the near term, reserve delineation and exploration drilling will be focused primarily on underground targets.

Refugio Mine, Chile

Through a jointly-owned operating company, Compania Minera Maricunga (“Maricunga”), the Company owns a 50% interest in the Refugio mine, a previously producing open pit, heap leach gold mine in Chile, which was placed on care and maintenance in June 2001 pending higher gold prices. The remaining 50% interest in Maricunga is owned by Kinross Gold Corporation (“Kinross”).

In December 2003, the Company and Kinross approved the recommencement of gold operations at the Refugio mine. Production is expected to recommence by the first quarter of 2005. The total estimated capital costs (100%) for recommencement at Refugio, originally budgeted at $70 million with an additional $30 million for capital lease of a new mining fleet, have increased by approximately 10% (the Company’s share is 50%). The Company is funding its 50% share of the capital requirements for the recommencement from a portion of the proceeds from the $70 million convertible notes offering completed during the first quarter of 2004 (see “The Company – Recent Developments”). As a result, the Company’s share of production from Refugio is expected to have no project debt.

Cerro Casale Deposit, Chile

The Aldebaran project in Chile, which includes the Cerro Casale gold-copper porphyry deposit, is held by Compania Minera Casale (“CMC”) a Chilean contractual mining company owned indirectly by the Company (24%), Placer Dome (51%) and Arizona Star (25%). Under a shareholders’ agreement dated January 28, 1998 as amended (the “Shareholders’ Agreement”), Placer Dome holds its 51% interest subject to certain ongoing requirements.

In the first quarter of 2004, Placer Dome Technical Services released the results of an updated capital cost estimate that indicated capital costs had increased to $1.65 billion from the $1.43 billion estimated in the original feasibility study on the Cerro Casale deposit prepared by Placer Dome Technical Services in January 2000.

Under the terms of the Shareholders’ Agreement, Placer Dome is required to deliver a quarterly certificate stating its determination regarding whether or not the project is financeable under the terms of the Shareholders’ Agreement. On June 30, 2004 the Company received a certificate from Placer Dome indicating that Placer Dome had determined that the project was not financeable under the terms of the Shareholders’ Agreement. The Company and Arizona

Star questioned the foundation for the issuance of the certificate and gave Placer Dome notice of default under the Shareholders’ Agreement for, among other things, failure to use reasonable efforts to ascertain the financeability of the project.

On September 28, 2004, the Company, Arizona Star and Placer Dome announced they had reached an agreement on certain amendments to the Shareholders’ Agreement. In the amendments to the Shareholders’ Agreement, the companies have agreed to certain changes to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders’ Agreement. The amendments also provide for the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities. In return for compensation and as part of the amendments, Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure the senior loans. Placer Dome issued a certificate under the Shareholders’ Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. In parallel, Placer Dome stated that they continue to advance discussions on key commercial contracts and long-term marketing off-take arrangements.

Placer Dome is required to arrange $1.3 billion in financing, including $200 million in equity on behalf of all partners. Placer Dome is required to provide a pre-completion guarantee for an amount not greater than $1.1 billion in senior loans. The senior loans are required to be an amount that is not less than 50% of the initial project capital requirements. Subject to the terms of the Shareholders’ Agreement, Placer Dome has up to 15 months to arrange such financing. Any capital requirements exceeding $1.3 billion of the financing provided or arranged by Placer Dome would be funded pro-rata by the partners.

Should financing under the terms of the Shareholders’ Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer Dome’s interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Should financing under the terms of the Shareholders’ Agreement be available on reasonable commercial terms, but Placer Dome elects to no longer seek such financing, then by the terms of the Shareholders’ Agreement its 51% interest will be transferred to the Company and Arizona Star.

Other Projects of the Company

In addition to the principal assets of the Company, the Company holds the following interests or rights to acquire interests in three other significant precious metals properties: (i) a 70% interest in a property with gold production potential at Monument Bay, Manitoba, Canada; (ii) the 100% owned Quebrada gold property in Chile; and (iii) the 100% owned Yarnell gold property in Arizona (the Company is currently negotiating with a third party the potential sale of the Yarnell property). Through affiliated companies Consolidated Puma Minerals Corp. (55% owned) and Victoria Resources Corporation (33% owned), the Company also has indirect interests in the East Pansky platinum-palladium exploration property in Russia and the Mill Canyon and related gold exploration properties in Nevada, respectively.

Objectives

The Company’s current priorities are continuing to expand the existing resource and reserves at the Julietta mine property (see “The Company – The Julietta Mine”), optimizing the mining and processing operations at the Petrex Mines with a view to reducing operating costs (see “The Company – Petrex Properties) and recommencing active mining and gold production at the Refugio Mine (see “The Company – The Refugio Mine”). The Company also intends to aggressively advance exploration and feasibility work on the Kupol property, and also to continue site development and equipment procurement in preparation for completion of a feasibility study and, subject to financing and permitting, planned commencement of mine construction in 2005. In addition, the Company will continue to work with Placer Dome to advance the Cerro Casale project.

Reference should be made to the Renewal AIF for further details of the Company’s business.

Recent Developments

On February 25, 2004, the Company closed an offering, through joint bookrunners Barclays Bank plc and Bayerische Hypo-und Vereinsbank, of $70 million principal amount of senior unsecured 3.25% convertible notes due in February 2011. The convertible notes are convertible at a price of $4.664 per common share into 15,008,576 common shares and trade on the Luxembourg stock exchange. Proceeds from the offering are being used for the recommencement of gold mining at the Refugio mine, the continuing development of the Kupol property and general corporate purposes.

On July 27, 2004, the Company announced that it had concluded loan documentation whereby Bayerische Hypo-und Vereinsbank AG would provide a $60 million bridge loan facility (the “Facility”) for the continued development of the Kupol project. The Company has guaranteed the Facility, which will mature July 21, 2006, subject to earlier repayment of the Facility from a portion of the proceeds of the planned Kupol project construction debt financing, which is expected to be arranged in 2005. The Facility and the Company’s guarantee are secured against the Company’s current 30% interest in the Kupol project and its right to acquire a remaining 45% interest.

On October 25, 2004, the Company announced the completion of a non-brokered flow-through private placement of 1.25 million flow-through shares at a price of Cdn$4.00 per share for gross proceeds of Cdn$5 million. The shares were priced at a 27.4% premium to the September 9, 2004 pre-announcement trading price of the Company’s shares of Cdn$3.14. Proceeds from the financing will be used for exploration at the Monument Bay gold property in northeastern Manitoba.

RISK FACTORS RELATING TO THE COMPANY’S BUSINESS

An investment in the securities offered hereby involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Prospective purchasers of securities offered hereby should give careful consideration to the information included or incorporated by reference in this short form prospectus and the Company’s historical consolidated financial statements and related notes before making an investment decision to purchase Shares. The risk factors contained in the Renewal Annual Information Form are incorporated herein by reference. These risks factors include the risks associated with the estimate of reserves, mineral resources and production; risks of development, construction and mining operations; exploration and mining risks; risk of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risk of changes to environmental legislation; risks associated with the Russian political and legal environment; risks associated with doing business in Russia; risks associated with the acquisition of title to mineral properties; risks associated with non-compliance with environmental and regulatory requirements; fluctuations in the price of gold and foreign currency fluctuations; risks of doing business in South Africa and other developing countries; and the inability to economically or fully insure against certain risks. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

CONSOLIDATED CAPITALIZATION

The following table sets forth the share and long term debt capital of the Company as at December 31, 2003 and June 30, 2004. The table should be read in conjunction with the consolidated audited financial statements of the Company for the financial year ended December 31, 2003 and the interim unaudited financial statements of the Company for the six month period ended June 30, 2004, including the notes thereto and the management’s discussion and analysis of results of operations and financial conditions for such periods, each incorporated by reference herein.

				Outstanding as at
		(in thousands)		June 30, 2004 after
	Amount	Outstanding as at	Outstanding as at	giving effect to the
Capital	Authorized	December 31, 2003	June 30, 2004	Offering (1)

Long Term Debt(2)	N/A	$52,948	$101,210	$101,210

Convertible Debt(2)	N/A	--	$19,829	$19,829

Common Shares	Unlimited	$441,309	$449,641	$528,948
		(355,688 shares)	(361,594 shares)	(388,994 shares)

(1)	Excluding the exercise of the Option (see “Plan of Distribution”).
(2)
On February 25, 2004, the Company completed an offering of $70 million of senior unsecured convertible notes maturing February 26, 2011 (see “The Company – Recent Developments”). In accordance with generally accepted accounting principles, the $70 million of convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

USE OF PROCEEDS

The gross proceeds to be received by the Company from the sale of the Shares will be Cdn$100,010,000, or Cdn$125,012,500 if the Option is fully exercised. The net proceeds to be received by the Company after payment of the Underwriters’ cash commission of Cdn$5,000,500 (Cdn$6,250,625 if the Option is fully exercised) and after deducting the costs of the issue estimated at Cdn$150,000 will be Cdn$94,859,500 (Cdn$118,611,875 if the Option is fully exercised). The Company proposes to use the net proceeds from the offering for further development of the Company’s Kupol property and for working capital and general corporate purposes.

DESCRIPTION OF SECURITIES BEING OFFERED

The offering consists of 27,400,000 Shares. The Underwriters have the Option, at their discretion, to purchase up to 6,850,000 Additional Shares (see “Plan of Distribution”).

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of common shares. As at November 10, 2004, the Company had 365,547,490 common shares outstanding. All the issued common shares are fully paid and are not subject to any future call or assessment. All the issued common shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each common share carries one vote at such meetings. Holders of common shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) to be entered into between the Company and the Underwriters, the Company agreed to sell, and the Underwriters have each severally agreed to purchase, as principal, 27,400,000 Shares of the Company at a price of Cdn$3.65 per Share on the terms and subject to the conditions contained therein against delivery of certificates representing the Shares.

The Company has also granted the Underwriters the Option, exercisable in whole in part at the sole discretion of the Underwriters until 24 hours prior to closing of the offering, to purchase up to 6,850,000 Additional Shares at a price of Cdn$3.65 per Additional Share.

The closing of this transaction will take place on or about November 17, 2004, or such other date as may be agreed upon by the Company and the Underwriters.

A purchaser who acquires Additional Shares from the Underwriters acquires those Additional Shares under this short form prospectus and will receive a copy of it.

The offering price of the Shares and Additional Shares was determined by negotiation between the Company and the Underwriters.

The TSX has conditionally approved the listing of the Shares and the Additional Shares which may be issued upon the exercise of the Option to be distributed under this short form prospectus. The Company has also applied to list the Shares and the Additional Shares on the AMEX and AIM. Listing will be subject to the fulfilment by the Company of all the listing requirements of the TSX, AMEX and AIM.

Qualification of Securities for Distribution

This short form prospectus qualifies the distribution of the Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option and any Additional Shares issued upon exercis e of the Option.

Appointment of Underwriters

In consideration for the services to be performed by the Underwriters, the Company has agreed to pay to the Underwriters a commission equal to 5% of the gross proceeds of the offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Shares if any of the Shares are purchased under the Underwriting Agreement. The Company has agreed with the Underwriters not to reserve, issue or sell common shares of the Company or securities convertible into or exchangeable for common shares (other than: (i) directors, officers or employee stock options or similar issuances pursuant to the share incentive plan of the Company and other existing share compensation arrangements; (ii) the issuance of securities in connection with other outstanding rights issued as at November 12, 2004; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business at a price per common share more than the offering price; for a period of 90 days following the closing of this offering without the prior written consent of GMP Securities Limited and BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. The Company has agreed to indemnify the Underwriters and their directors, officers, employees or agents against certain liabilities.

Pursuant to policy statements of the Ontario Securities Commission and the Agence nationale d’encadrement du secteur financier, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares . Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws, pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Shares and Additional Shares (if any) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except that the Shares and Additional Shares (if any) may be offered and sold to certain institutional accredited investors by the Company pursuant to Rule 506 under the 1933 Act on a private placement basis. Any sale of Shares to institutional accredited investors pursuant to Rule 506 under the 1933

Act will reduce the number of Shares required to be purchased by the Underwriters. The terms “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares or Additional Shares (if any) in the United States.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Shares or Additional Shares (if any) within the United States or to, or for the account or benefit of, U.S. persons: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of the offering and date of closing of the offering (the “distribution compliance period”). The Underwriters have further agreed that all offers and sales of the Shares or Additional Shares (if any) during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each distributor (as defined in Regulation S under the 1933 Act), dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Shares or Additional Shares (if any) (collectively, the “Dealers”), to which they sell Shares or Additional Shares (if any) during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of the Shares or Additional Shares (if any) within the United States or to, or for the account or benefit of, U.S. persons.

The Shares and Additional Shares (if any) may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that: (i) the offer is not made to a person in the United States; (ii) neither the seller of the Shares or Additional Shares (if any) nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States; and (iii) in the case of an offer or sale of the Shares or Additional Shares (if any) prior to the expiration of the distribution compliance period by a Dealer (A) neither the seller nor any person acting on its behalf knows that the offeree or buyer of the Shares or Additional Shares is a U.S. person and (B) if the seller or any person acting on behalf of the seller knows that the purchaser is a Dealer, the seller or a person acting on the seller’s behalf sends to the purchaser a confirmation or other notice stating that the Shares or Additional Shares (if any) may be offered and sold during the distribution compliance period only in accordance with the provisions of Regulation S under the 1933 Act, pursuant to registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of common shares of the Company within the United States by any Dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any Shares or Additional Shares (if any) which are sold in the United States or to, or for the account or benefit of, a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

LEGAL MATTERS

Certain legal matters relating to the offering and to the common shares to be distributed pursuant to this short form prospectus will be reviewed by Gowling Lafleur Henderson LLP and Axium Law Group on behalf of the Company and by Stikeman Elliott LLP on behalf of the Underwriters. As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP and Axium Law Group as a group and the partners and associates of Stikeman Elliott LLP as a group beneficially owned directly or indirectly less than 1% of the issued and outstanding common shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the jurisdictions in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

CONSENT OF AUDITOR OF COMPANY

We have read the short form prospectus of Bema Gold Corporation (the “Company”) dated November 12, 2004 relating to the qualification of up to 34,250,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated March 12, 2004.

Vancouver, British Columbia	(signed)“PricewaterhouseCoopers LLP”
November 12, 2004	Chartered Accountants

CONSENT OF AUDITOR TO PETREX (PROPRIETARY) LIMITED

We have read the short form prospectus of Bema Gold Corporation (the “Company”) dated November 12, 2004 relating to the qualification of up to 34,250,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Petrex (Proprietary) Limited (“Petrex”) on the consolidated balance sheets of Petrex as at June 30, 2002, 2001 and 2000 and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended June 30, 2002. Our report is dated July 26, 2002.

Johannesburg, South Africa	(signed)“PricewaterhouseCoopers Inc.”
November 12, 2004	Chartered Accountants (SA)

CONSENT OF AUDITOR OF EAGC VENTURES CORP.

We have read the short form prospectus of Bema Gold Corporation (the “Company”) dated November 12, 2004 relating to the qualification of up to 34,250,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the directors of EAGC Ventures Corp. (“EAGC”) on the balance sheets of EAGC as at March 31, 2002 and 2001 and the related statements of loss and deficit and cash flows for each of the years in the three years ended March 31, 2002. Our report is dated July 26, 2002, except as to Note 9, which is as of September 24, 2002.

Vancouver, British Columbia	(signed)“Amisano Hanson”
November 12, 2004	Chartered Accountants

CERTIFICATE OF THE COMPANY

November 12, 2004

This short form prospectus together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, the simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CLIVE T. JOHNSON	(Signed) MARK A. CORRA
President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors
of the Company

(Signed) R. STUART ANGUS	(Signed) ROBERT J. GAYTON
Director	Director

CERTIFICATE OF THE UNDERWRITERS

November 12, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.	BMO NESBITT BURNS INC.

By: (Signed) Eugene C. McBurney	By: (Signed) Jamie Rogers

CANACCORD CAPITAL CORPORATION	CIBC WORLD MARKETS INC.

By: (Signed) Jens J. Mayer	By: (Signed) Ted Hirst

HAYWOOD SECURITIES INC.	ORION SECURITIES INC.

By: (Signed) Keith L. Peck	By: (Signed) Douglas Bell